SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

LEADING BRANDS, INC.

(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]	Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date August 9, 2006	By	Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

CONTACT:	FOR IMMEDIATE RELEASE
Joanne Saunders
Leading Brands, Inc.
Tel: 866 685-5200 ext. 288

Email: jsaun@LBIX.com

                 TRUEBLUE: “AMERICA’S BEST BEVERAGE”

Vancouver, B.C. Canada, August 9, 2006 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces that TrueBlue® Blueberry Juice Cocktail won two awards for best beverage at America’s Best Food Show in Anaheim California, August 5 – 7, 2006.

TrueBlue® won ‘Best Beverage’ in a contest judged by a panel of food industry professionals and media. The popular blueberry juice cocktail also won ‘First Place, Beverage’ in the People’s Choice awards at the event; judged by consumers visiting the show.

America’s Best Food Show is an annual event featuring over 175 national food exhibitors from all over North America.

Joanne Saunders, Leading Brands’ Vice-President of Marketing said: “TrueBlue® has won every contest that we entered in this past year. This Spring, TrueBlue® was awarded ‘Best New Blueberry Beverage of 2005’ by the North American Blueberry Council. TrueBlue® also won ‘Favourite Cold Beverage’ at the 14th Annual Good Food Festival in Toronto, Canada in April, 2006”.

Ms. Saunders continued: “TrueBlue ® has become the beverage of choice for discerning consumers. The health properties of blueberries, combined with the great taste of TrueBlue®, has made this brand a winner for us! Consumers call and email me daily to tell me how much they love TrueBlue®“.

TrueBlue® is now available in major retail grocery stores across most of North America. Six delicious flavors are offered: Blueberry, Blueberry-Cranberry, Blueberry-Pomegranate, Blueberry-Green Tea, Blueberry-Raspberry and, most recently, Blueberry-Blackberry. All TrueBlue® products are high in antioxidant activity.

TrueBlue® was launched in early 2005. The ‘all natural’ product is lightly sweetened with cane sugar, and formulated to comply with the most strict health food requirements. Each 16 oz (473mL) serving contains as much juice as a full serving of fresh blueberries. With 25% fewer calories per serving than most cranberry-based products, TrueBlue® is also a preferred dietary choice for health-conscious consumers.

LiteBlue® Blueberry Juice Cocktail is the reduced calorie and lower carb version of TrueBlue®. LiteBlue® contains only half the calories of TrueBlue® (50 calories per serving), and is sweetened with a combination of cane sugar and Splenda®. Two LiteBlue ® flavors are available: Blueberry and Blueberry-Raspberry.

For more details on TrueBlue ® and LiteBlue® please visit www.trueblueberry.com.

To request interviews, samples or photos, please contact Joanne Saunders at the number above.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue ®, TREK® Natural Sports Drink, NITRO™ Energy Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails and Infinity™ Sparkling Mountain Spring Water.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™

©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com